Exhibit 99.1

IPA to Report Financial Results and Recent Business Highlights for Third Quarter Fiscal Year 2023 on March 16, 2023

The Company to host an earnings conference call via webcast

VICTORIA, British Columbia--(BUSINESS WIRE)--March 7, 2023--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA), an advanced biotherapeutic research and technology company, today announced that it will host a conference call to discuss its quarterly results and recent business highlights for third quarter fiscal year 2023, on Thursday, March 16, 2023, at 10:30 am Eastern Time. The financial results will be issued in a press release prior to the call.

ImmunoPrecise management will host the conference call followed by a question-and-answer period.

Conference Call:

Date: Thursday, March 16, 2023
Time: 10:30 am Eastern time

Participant Info:

Conference ID: 9236374
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289

Attendee URL: https://events.q4inc.com/attendee/683815668

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://www.immunoprecise.com/investors.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, Biostrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

Contacts

Investor contact: investors@immunoprecise.com